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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 16, 2003

Phosphate Resource Partners Limited Partnership

(Exact name of registrant as specified in its charter)

Delaware	**1-9164**	**72-1067072**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 South Saunders Road
Lake Forest, Illinois 60045
(847) 739-1200

(Address and telephone number, including area code, of principal executive offices)

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Item 5. Other Events and Regulation FD Disclosure.

On October 16, 2003, IMC Global Inc. ("IMC") transferred its general partnership interest in Phosphate Resource Partners Limited Partnership ("PLP") to a new wholly owned subsidiary of IMC Global, PRP-GP LLC, a Delaware limited liability company.

The transfer establishes PRP-GP LLC as the administrative managing general partner of PLP and owner of the 51.58 percent interest in PLP formerly held by IMC. PRP-GP LLC, through its Board of Directors and independent Audit Committee, controls the ongoing management of PLP.

The new 7-member Board of Directors of PRP-GP LLC consists of J. Reid Porter, 54, Executive Vice President and Chief Financial Officer, IMC, who serves as Chairman; John F. Chlebowski, 58, President and Chief Executive Officer of Lakeshore Operating Partners, LLC, Chicago; E. Paul Dunn, Jr., 50, Vice President, Finance and Treasurer, IMC; James W. Goodrich, 64, business consultant and retired senior partner of McKinsey & Co.; Raymond M. Neihengen, 59, Director, Altma Group, LLC, Northfield, IL; William R. Parr, 47, Vice President, Logistics and Distribution, IMC; and Robert M. Qualls, 53, Vice President and Controller, IMC.

The Audit Committee of the PRP-GP LLC Board consists of Messrs. Chlebowski, Goodrich and Neihengen. The PRP-GP LLC Board has determined that these individuals are independent and financially literate as required by New York Stock Exchange rules.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Phosphate Resource Partners Limited Partnership

By: PRP-GP LLC
     Its Administrative Managing General Partner

Robert M. Qualls
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Robert M. Qualls
Vice President and Chief Financial Officer

Date: October 23, 2003